VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

September 22, 2010

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 2 to Form S-1, Filed September 9, 2010, File No. 333-166884

Dear Ms. Plowgian:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated September 17, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment one from our letter dated July 30, 2010.  Please tell us whether anyone from the Deohge Corp., The Cancer Foundation, Inc. and Mrs. Lapides received the “VR Holdings, Inc. Claimant Exchange Offer” document.  In addition, tell us in your response letter how you believe each element of Section 3(a)(10) of the Securities Act is met.  We note, for example, that the survey you described does not appear to have been subject to a hearing by any court or other governmental authority.

Response:

The Claimant Exchange Offer was only presented to the Deohge Corp., The Cancer Foundation, Inc., and Mrs. Lapides.  It was not presented or offered to any other party.

Our reference to Section 3(a)(10) was not meant to indicate that we complied with the terms of the statute.  The reference was merely to indicate that if we desired to do so, we could have offered to settle with the claimants as long as we complied with the terms of Section 3(a)(10).  It was not feasible to make an offer pursuant to Section 3(a)(10) until our registration statement becomes effective.  No one would be willing to accept our stock unless it was trading.  We decided to go another route, by registering the shares to be issued to the claimants by means of our registration statement.

2.

We note your response to comment four from our letter dated July 30, 2010.  If you no longer intend to invest in structured settlements, please remove your reference on page four to your intent to engage personnel to assess risks of “investing in… structured settlements.”

Response:

We could not find the reference to “investing in… structured settlements” in our most recent filing.

3.

We note your response to comment five from our letter dated July 30, 2010 as well as your statement on page 19 that you cannot continue to rely upon any future funding from The Cancer Foundation, Inc.  Please further revise your disclosure throughout your prospectus to clarify whether you may attempt to raise funds prior to the conclusion of your litigation in order to finance your litigation efforts.

Response:

The requested changes have been made.

4.

We note your response to comments six and 15 from our letter dated July 30, 2010.  We also note your revised disclosure throughout the prospectus that you will not commence your proposed business “unless and until” you are successful in your litigation.  However, on pages six and 29 you indicate that if your litigation efforts are unsuccessful or do not generate sufficient cash, you may try to raise sufficient working capital by means of a private placement or registered public offering.  Please revise or advise to clarify whether you intend to conduct your proposed business even if your litigation efforts are unsuccessful or do not generate sufficient cash.

Response:

The requested changes have been made.

Prospectus Summary, Page 1

5.

Please disclose that the primary function of the company is to pursue the litigation of The Cancer Foundation v. Cerberus Capital Management, L.P.  Disclose that the primary purpose of the offering is to have claimants on debt for which Mr. Lapides is personally liable exchange their claims for shares in the company.

Response:

The requested changes have been made.

Risk Factors, Page 4

6.

Please group your risk factors about your business into risks related to your current business of pursuing the litigation and risks related to your proposed business.  Begin with risks associated with your current business of pursuing the litigation.

Response:

The requested changes have been made.

“Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly, Page 4

7.

We note your statement on page 19 that the “majority” of the $100,000 that you need “to fund your operation for the next 12 months” will be spent to fund the current litigation.  Please revise your disclosure here and in your Management’s Discussion and Analysis to indicate how you intend to spend the remaining portion of the $100,000.  If such other funds are to be used to conduct your proposed business, please clarify how this is consistent with your statements that you will not commence your proposed business “unless or until” you are successful in your litigation.

Response:

The requested changes have been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 16

8.

We note your response to comment 13 from our letter dated July 30, 2010 and your explanation for why The Cancer Foundation exchanged its claims for your shares.  Please explain whether The Cancer Foundation’s “duty” as a 501(c)(3) non-profit to recover gifts that were pledged to it but not received is a legal or regulatory obligation.  Clarify whether it is permitted to both exchange its claim for shares of your company and pay your expenses.  In addition, revise to indicate whether and the extent to which you anticipate that The Cancer Foundation will continue to fund your expenses going forward.

Response:

The requested changes have been made.

9.

Please disclose whether the company intends to repay The Cancer Foundation for the expenses it has paid on the company’s behalf.  If so, disclose whether there are any written or oral agreements to this effect.  File any written agreements as exhibits.

Response:

The requested changes have been made.

10.

We note your response to comment 14 from our letter dated July 30, 2010.  We are unable to find the expanded disclosure addressing the additional legal, auditing and other costs you will incur as a result of being a public company.  Please revise or advise.

Response:

The requested changes were made in the previous draft.  Please see the following:

“Legislative actions are likely to impact our future financial position and results of operations.

“We are currently a privately-held company.  However, we intend to file a Form 211 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow us to have our shares of common stock to be traded on the OTCBB and the “Pink Sheets.”  As of the date of this prospectus, we have not received authorization for the trading of our shares.

“The Pink Sheets is an electronic quotation system operated by Pink OTC Markets that displays quotes from broker-dealers for many over-the-counter (OTC) securities.  These securities tend to be inactively traded stocks, including penny stocks and those with a narrow geographic interest.  Market makers and other brokers can use Pink Quote to publish their bid and ask quotation prices.  The term Pink Sheets is also used to refer to a market tier within the current Pink Quote system.  The Pink Sheets is not a stock exchange.  To be quoted in the Pink Sheets, companies do not need to fulfill any requirements (e.g., filing financial statements with the Securities and Exchange Commission).  With the exception of foreign issuers, mostly represented by ADRs, the companies quoted in the Pink Sheets tend to be closely held, extremely small, thinly traded, or bankrupt.  Most do not meet the minimum U.S. listing requirements for trading on a stock exchange such as the New York Stock Exchange.  Many of these companies do not file periodic reports or audited financial statements with the SEC, making it very difficult for investors to find reliable, unbiased information about those companies.  For these reasons, companies listed on Pink Sheets are the most risky investments and potential investors should heavily research the companies in which they plan to invest.

“By means of a registration statement included with this prospectus which is filed with the SEC, we will seek to issue shares of our common stock to various creditors of VRH.  See “Prospectus Summary – The Offering” and “Plan of Distribution.”  Upon the effectiveness of the registration statement, we will be subject to the Exchange Act, and the reporting and regulatory requirements of the Exchange Act, including the Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives which will increase our general and administrative costs as we will have to incur increased legal and accounting fees to comply with such rule changes.  For example, in being a public company, we will be required to file periodic reports with the SEC as required by the Exchange Act, such as 8-Ks, 10-Qs, 10-Ks, and proxy statements.  In addition, we also must have audited financial statements included in our annual reports of 10-Ks every year, with reviews by an auditor of our quarterly statements on 10-Q.  Our attorneys will be involved in the preparation of all of the periodic reports required by the Exchange Act.”

Liquidity and Capital Resources, Page 18

11.

Please disclose the amount of your liabilities that is past due and the amount that is due in the next twelve months.

Response:

The requested changes have been made.

12.

We note your response to comment 16 from our letter dated July 30, 2010.  We note your statement that Marshall & Ilsley was “unable to collect the judgment” and was denied this action by a court order on April 12, 2010 and such decision was not appealed.

•

Please explain why Marshall & Ilsley was unable to collect this amount and explain the nature of the April 12, 2010 court order.

•

Please confirm that such decision can no longer be appealed.

•

Please clearly indicate here, as well as in your prospectus summary, whether Mr. Lapides is currently personally liable for the $7,843,278 in outstanding liabilities.

•

Please explain what will happen to this debt if you are not successful with your litigation.  Your revised disclosure should clearly and concisely explain the nature and extent of your liability for this debt, regardless of whether it is exchanged for stock as part of your exchange offer.  Such disclosure should also address the fact that this debt is reflected on your financial statements.

Response:

The requested changes have been made.

13.

We note your response to comment 17 from our letter dated July 30, 2010.  We also note your disclosure on page F-11 of your financial statements that the post-judgment interest rate set by the court is 1.4% per annum.  Please revise your disclosure to indicate that there is interest continuing to accrue on this amount.

Response:

The requested changes have been made.

14.

We note your response to comment 18 from our letter dated July 30, 2010.  It does not appear that you have filed any documents evidencing the outstanding debt and the company’s or Mr. Lapides’ liability to pay the debt.  Please advise or revise.

Response:

The discuss of Cause No. 98-6-5483-JS, In re Transcolor Corporation, Debtor, National City Bank of Minneapolis, Plaintiff vs. Morton M. Lapides, Sr., et al., Defendants, in the United Sates Bankruptcy Court for the District of Maryland, appearing on page 22 explains the basis for Mr. Lapides’ liability.  There is no document per se.

Business, Page 20

Competition, Page 21

15.

We note your response to comment 22 from our letter dated July 30, 2010.  Please supplementally provide us with information supporting your statement that the identified companies currently purchase claims from individual plaintiffs or provide loans to law firms secured by an interest in the law firms’ portfolio or contingent fee cases or interests in a particular case.

Response:

Please see the web site for Counsel Financial at http://www.counselfin.com.

Please see the web site for Law Finance Group, Inc. at http://www.lawfinance.com.

Please see the web site for Amicus Capital Services, LLC at http://www.amicuscapitalservices.com.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer

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